August 22, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Myogen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 0-50438
Dear Mr. Rosenberg,
This letter responds to the comments received by Myogen, Inc. (“Myogen” or the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 15, 2006 relating to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005 (the “Annual Report”) and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2006 (the “Quarterly Report”). The numbered items below correspond to the numbered comments in your letter with the text in bold repeating the Staff’s original comment.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52
1.	Please provide in a disclosure-type format, a revised discussion regarding your research and development projects that quantifies the estimated cost to complete each project and identifies the estimated completion dates. Otherwise, please tell us where you have disclosed this information in your filings.

Company Response

In response to the Staff’s comment, the Company notes that the disclosure in the first full paragraph on page 3 of the Annual Report discloses the aggregate amount of expenses incurred since inception for each of the Company’s major product candidates. The third full paragraph on page 3 of the Annual Report discloses the Company’s anticipation that the development programs for ambrisentan and darusentan will be lengthy and expensive and that even if the Company’s clinical trials show the Company’s product candidates to be safe and

Mr. Jim Rosenberg
August 22, 2006

effective in treating their target conditions, the Company does not expect to be able to record commercial sales of any of the Company’s product candidates until the second half of 2007 at the earliest. In addition, the Company notes that the size and timing of the Company’s future operating losses are subject to significant uncertainty due to, among other factors, the uncertainty inherent in the timing of clinical trial initiations, the progress in the Company’s research program, the rate of patient enrollment and the detailed design of future trials. The Company has also disclosed that it expects its future operating losses to continue to increase over the next several years as it continues to fund its development programs and prepare for potential commercial launch of its product candidates. As indicated in the fourth full paragraph on page 3 of the Annual Report, the Company believes that the pace and outcome of its clinical development programs are difficult to predict and any additional forward-looking disclosure would be misleading to investors.
Obligations and Commitments, page 58
2.	On page 61 you indicate that the majority of your research and development expenses are incurred through external service providers. Please provide us, in a disclosure-type format, a revised contractual obligations table that includes your contracted research and development obligations or explain to us why these obligations are not required to be disclosed.

Company Response

The Company’s contractual obligations with external service providers for its research and development are cancellable at any point within the contract term. Most of these contracts can be terminated within 30 — 60 days written notice and the amounts owed would only be for the work performed under the contract at the time of the termination, which is accounted for in the accrual balances for research and development expenditures each month. As discussed in the contractual obligation table footnotes on page 59 of the Annual Report, certain others of these contracts contain termination provisions that would require the Company to make final payments if the Company were to terminate such agreements prematurely. The size of these payments depends upon the timing and circumstances of the termination and therefore the extent of the future commitments cannot be meaningfully quantified. As a result, the Company respectfully believes that including the costs of research and development obligations in the contractual obligations table is not appropriate.

3.	Please provide us, in a disclosure-type format, a revised contractual obligations discussion that presents either in a head note or footnote to your table your contingent milestone obligations. In this revised disclosure, please provide at a minimum the nature or the events triggering your payment obligations, the aggregate dollar value of your milestone payments and the

Mr. Jim Rosenberg
August 22, 2006

aggregate amount of milestone payments you are reasonably likely to incur within the next year.

Company Response

In response to the Staff’s comment, the Company notes that the disclosure under “Licensing Agreements and Collaborations” in Item 1 of the Annual Report beginning on page 13 sets forth the Company’s material agreements and the respective contingent milestone obligations and aggregate dollar values of the milestone payments thereunder. Due to the inherent uncertainty in the achievement and timing of such contingent milestones, the Company believes that the milestone amounts that it is reasonably likely to incur within the next year cannot be accurately predicted so forward-looking disclosure would be potentially misleading to investors.
Critical Accounting Policies and the Use of Estimates
Accounting for research and development expense, page 60
4.	You indicate that you make significant judgments and estimates in determining your accrual balances for research and development expenditures. Please provide us, in a disclosure-type format, a revised discussion that quantifies how accurate your estimates have been in the past. If true, please indicate that no material adjustments to your estimates have been made for each of the periods presented in the financial statements.

Company Response

In response the Staff’s comment, commencing with our quarter ending September 30, 2006, and subsequent 10-K filings, the Company will expand its disclosures to include a discussion that quantifies how accurate its estimates have been in the past. If included in the previous Annual Report, the Company’s proposed additional disclosure would have read as follows:
Using currently available information, we update the estimates of our accrued costs related to research and development programs. Changes in estimates did not have a material effect on our results of operations for the years ended December 31, 2005, 2004 and 2003.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10: Stockholders’ Equity, page F-26

Mr. Jim Rosenberg
August 22, 2006

5.	In connection with your September 29, 2004 PIPE financing, you disclose that you do not believe that the liquidated damages clause related to your warrant holder’s registration rights do not exceed what would be a reasonable discount on registered shares, and accordingly classify these warrants as equity under EITF 00-19. It appears that Section 6(d) of your September 24, 2004 Securities Purchase Agreement requires a 1% per month payment for each month that a registration statement covering the underlying common shares is not effective. Please explain to us how you concluded that this provision does not result in an excessive discount from registered shares as it would appear that a substantial payment to the warrant holders is possible. Also explain to us how the requirement in Section 6.1(a)(iii) to maintain effectiveness of a registration statement does not require liability treatment under paragraphs 14 and 18 of EITF 00-19. In addition, please provide us your analysis and conclusions regarding each of the conditions of EITF 00-19 described in paragraphs 12 through 32 of that consensus.

Company Response

Section 6.1(d) of the Stock Purchase Agreement contains a liquidated damages clause which would require the payment of cash of 1% of the aggregate purchase price of the warrants on a monthly basis in the event the Company does not file and continuously keep effective for a defined period of time the Registration Statement covering the resale of the Registrable Securities by the purchasers. The period required for an effective Registration Statement is capped at a maximum of two years. This 1% liquidated damage would be a maximum of 1% per month x 24 months x 1,839,080 warrants at $0.125 (warrant purchase price as defined in the Stock Purchase Agreement) = $55,172. The liquidated damages clause related to the warrant holder’s registration rights does not exceed what would be a reasonable discount from registered shares. The liquidated damages of $55,172 are approximately 0.5% of the $10,133,000 fair value of the warrants at grant date determined by the Black-Scholes model.

Paragraphs 14 and 18 of EITF 00-19 require that the contract permit the Company to settle the warrants in unregistered shares. Section 1 of the Warrant Agreement refers to Section 6 of the Stock Purchase Agreement which does not require registered shares to be issued upon exercise of the warrants. The shares issuable to the PIPE investors upon exercise of the warrants are registered only for resale to a third party pursuant to the Registration Statement filed by the Company with the Commission. The requirement set forth in Section 6.1(a)(iii) of the Purchase Agreement to maintain effectiveness of a registration statement covers only the resale of the shares, there is no requirement for the Company to settle the warrants in registered shares.

Mr. Jim Rosenberg
August 22, 2006

To determine if the warrants would be classified as stockholders’ equity, the Company considered the criteria listed in EITF 00-19. Paragraph 13 of such EITF states, “Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28),” all of the following conditions must be met for a contract to be classified as equity:
a.	Paragraphs 14 and 18 require that the contract permit the Company to settle the warrants in unregistered shares. Section 1 of the Warrant Agreement refers to Section 6 of the Stock Purchase Agreement which provides that the shares to be issued upon exercise of the warrants will be unregistered. The shares issuable upon exercise of the warrants are registered solely for resale by the PIPE investors to third parties pursuant to the Registration Statement filed by the Company with the Commission. The requirement in Section 6.1(a)(iii) of the Purchase Agreement to maintain effectiveness of the registration statement covers only the resale of the shares. The Company is not required to settle the warrants in registered shares.

b.	Paragraph 19 requires that there be sufficient shares available to settle the contract after considering other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. At the time of the PIPE transaction and at all times since the closing of the PIPE transaction, the Company has had sufficient authorized shares of Common Stock available for issuance upon exercise of the PIPE warrants. Specifically, the warrants provide for the issuance of up to 1,839,080 shares of the Company’s common stock. There were 100,000,000 shares of the Company’s common stock authorized for issuance as of the closing of the PIPE transaction, with approximately 38 million shares outstanding and issued at such time (including the unissued warrant shares). At the time of the closing of the PIPE transaction, there were other contracts outstanding to purchase 3,256,430 shares of the Company’s common stock including shares issuable upon exercise of outstanding stock options and other warrants. The availability of the authorized and unissued shares required for the exercise of the PIPE warrants has continued to the present (with approximately 42.7 million shares currently outstanding at this time).

c.	Paragraphs 20 to 24 require that there be an explicit limit on the number of shares to be delivered in a share settlement. The maximum number of shares that could be required to be delivered upon exercise is explicitly stated in the contract and is limited to the amount stated in the warrant agreement (1,839,080 shares), subject to adjustments for stock splits, etc. in Section 8 of the Warrant Agreement. This maximum number of shares was utilized in the computation under Paragraph 19.

Mr. Jim Rosenberg
August 22, 2006

d.	Paragraph 25 requires that there be no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission. Section 6.1(d) of the Stock Purchase Agreement contains a liquidated damages clause which would require the payment of cash of 1% of the aggregate purchase price of the warrants on a monthly basis in the event the Company does not file and continuously keep effective for a defined period of time the Registration Statement covering the resale of the Registrable Securities by the purchasers. The period required for an effective Registration Statement is capped at a maximum of two years. As stated above, this 1% liquidated damage provides for a maximum of 1% per month x 24 months x 1,839,080 warrants at $0.125 (warrant purchase price) = $55,172 of potential liquidated damages. Accordingly, the liquidated damages clause related to the warrant holder’s registration rights does not exceed what would be a reasonable discount from registered shares. The liquidated damages of $55,172 are approximately 0.5% of the $10,133,000 fair value of the warrants at grant date determined by the Black-Scholes model.

e.	Paragraph 26 requires that there be no provisions involving a top off or make whole provision. There is no such provision.

f.	Paragraphs 27 and 28 require that there be no net-cash settlement except in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange of their shares. The only cash due is related to payment for any fractional shares, which is consistent with agreements with other shareholders, as the Company’s Bylaws do not allow fractional shares. There are no other such provisions.

g.	Paragraphs 29 to 31 require that the counterparty has no rights that rank higher than those of a shareholder of the stock underlying the contract. The counterparty has no such rights.

h.	Paragraph 32 requires that there be no requirement to post collateral. There is no such provision.

Based on the above, the Company believes that the warrants are properly classified as equity.
Form 10-Q for the quarter ended June 30, 2006
Note 6: Revenue Recognition
Product Sales, Net, page 13
6.	You disclose that you record product sales under your new license agreement with GlaxoSmithKline net of the supply price paid pursuant to the guidance

Mr. Jim Rosenberg
August 22, 2006

provided by EITF 99-19. Please provide us your EITF 99-19 analysis supporting your position that the supply cost should be netted against revenues. In your response, please address why you characterize these revenues as product sales rather than a fee for your marketing, promotion and distribution services.

Company Response

In accordance with EITF 99-19, the following are the primary considerations for whether revenue should be reported gross with separate display of cost of sales or on a net basis:
1)	The registrant acts as principal in the transaction — Myogen is responsible for taking product orders, which are from two specialty pharmaceutical distributors (SPs), and product returns. However, GlaxoSmithKline (GSK) remains liable to Myogen for products that are not delivered in accordance with specifications or which contain latent defects, consistent with industry practice. Myogen has industry standard product liability exposure. GSK also has product liability exposure and has agreed to indemnify Myogen for product liabilities that are attributable to GSK. Myogen is responsible for all rebates, including Medicaid rebates. In light of the foregoing, the Company believes that it acts as a principal in connection with these transactions.

2)	The registrant takes title to the products — Myogen takes title and has inventory risk for the product. However, Myogen’s inventory risk is limited to the 2-5 day shipping timeframe when the goods are in transit from GSK to the SPs. Myogen does not hold any inventory. GSK is required to manufacture and inventory the drug. Therefore, Myogen does not have material inventory risk.

3)	The registrant has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns — Myogen is responsible for taking product orders, invoicing the SPs, collections on products sold and for product returns from the SPs. However, Myogen’s inventory risk is limited to the 2-5 day shipping timeframe, and Myogen does not hold any inventory. Myogen receives the benefit of ownership, through the margin on product sold and collected. As a result of the foregoing, Myogen believes that it has some, but not all, of the risks and rewards of ownership.

4)	The registrant acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis — The supply price paid to GSK is based on a percentage of the Wholesale Acquisition Cost (WAC) which is determined by Myogen and is the basis for the price paid to Myogen by the SPs. If the WAC decreases from the current level, the supply price paid to GSK does not change as this is an established floor, and Myogen acts as principal in that it bears a disproportionate share of risk should

Mr. Jim Rosenberg
August 22, 2006

the market price of the product decline. However, in the more likely event that the WAC increases, the supply price will also increase in a formulaic manner based on a percentage of the WAC. Distribution fees and prompt pay costs paid to the SPs are also based on a percentage of WAC. See discussion in 3) below in the gross indicators regarding SP distribution fees negotiated by GSK. Under this agreement, Myogen has elements of both a principal and an agent.

In accordance with EITF 99-19, the following are indicators of gross revenue reporting:

1)	The company is the primary obligor in the arrangement — Myogen is the primary obligor as it is responsible for taking product orders from the SPs and for product returns. However, GSK remains liable for products that are not manufactured or delivered in accordance with specifications and for product containing latent defects, consistent with industry practice. Myogen obtained a $50 million product liability insurance policy prior to product sales commencement. GSK also continues to have product liability and is self-insured. Myogen is responsible for all rebates, including Medicaid rebates.

2)	The company has general inventory risk (before the customer order is placed or upon customer return) — Myogen does not hold a stock of inventory prior to a shipment to a SP (GSK continues to hold all inventory). Myogen only has title and inventory risk for the duration of shipment from GSK to the SPs (only two to five days). Therefore, Myogen does not have material inventory risk.

3)	The company has latitude in establishing the price — Myogen has latitude in establishing the price, but this is subject to the significant limitation that Myogen is not permitted to raise price in excess of 15% in any year without GSK’s prior written consent. Additionally, Myogen is bound to the GSK-negotiated agreements with the SPs (Myogen’s customers) which impacts the distribution fee paid by Myogen to the SPs and, as a result, the net amount received by Myogen from the SPs on Flolan sales. Finally, GSK has had a lead role in setting the terms of the distribution agreements. The distribution agreement with the largest SP was executed after the commencement of Flolan distribution by Myogen and is effective for five years (Myogen’s distribution agreement with GSK is for a period of three years). In general, the limitations on Myogen’s latitude to set price are substantial.

4)	The company changes the product or performs part of the service — Myogen does not handle the product or add value to the product during the sales process.

5)	The company has discretion in supplier selection — All product must be purchased from GSK, and Myogen has no discretion in supplier selection.

Mr. Jim Rosenberg
August 22, 2006

6)	The company is involved in the determination of product or service specifications — Myogen is not involved in the determination of product or service specifications. Rather, GSK determines the product specifications (any new doses, etc. would need to be approved by the FDA and GSK would need to submit the request to the FDA).

7)	The company has physical loss of inventory risk (after customer order or during shipping) — Myogen’s inventory risk is limited to the 2-5 day shipping timeframe from GSK to the SPs.

8)	The company has credit risk — Myogen is responsible for all invoicing and collections on products sold, thus bearing the credit risk.

The following are indicators of net revenue reporting:

1)	The supplier (not the company) is the primary obligor in the arrangement —Myogen, not the supplier (GSK), is the primary obligor. Myogen is responsible for taking product orders and for product returns. However, if product is defective GSK is responsible for product return and related liabilities (consistent with most contract manufacturers). All other returns are Myogen’s responsibility.

2)	The amount the company earns is fixed — The supply price paid to GSK is based on a percentage of the Wholesale Acquisition Cost (WAC) which is determined by Myogen and is the basis for the price paid to Myogen by the SPs. The only limitation to this fixed percentage would occur if the WAC decreases from the current level. In this case, the supply price paid to GSK does not change as this is an established floor, leading to a reduced commission for Myogen. The Company expects that the only circumstance under which it would desire to reduce the price would be if a generic competitor enters the market. Although this could occur at any time, it is not anticipated at least until around the first quarter of 2008. See discussion in 3) above in the indicators of gross revenue reporting regarding SP distribution fees negotiated by GSK.

3)	The supplier (and not the company) has credit risk. — Myogen is responsible for all invoicing to the SPs and for collections on product sold to the SPs and therefore has credit risk.

The Company considered the above items, noting that there were indicators of both net and gross reporting of revenue. The Company concluded that the most important indicators support net reporting. These include the minimal physical loss of inventory risk, the supply price being based on a percentage of the WAC, the distribution fees and prompt pay costs paid to the SPs also being based on a percentage of WAC, the fact that the SP distribution fees were negotiated by GSK and are effective throughout the term of our distribution agreement, and limits on the Company’s latitude in establishing price. In addition, the

Mr. Jim Rosenberg
August 22, 2006

Company considered the fact that the primary business purpose for entering into the distribution arrangement with GSK was to utilize the margin earned on the distribution of Flolan to develop a commercial organization and sales force for Myogen’s experimental drug, ambrisentan, not to become a drug distributor. The Company determined, based on the preponderance of the evidence, it was more appropriate to record the distribution of Flolan based on the amount charged to the SPs, net of the supply price paid to GSK. The Company believes that the reporting of Flolan sales gross of the supply price would be misleading to investors, given underlying business purpose and the short-term nature (three years) of the distribution agreement.

In response the Staff’s comment, commencing with our quarter ending September 30, 2006, and subsequent 10-K filings, the Company will characterize these net revenues as Product Distribution Services, Net rather than Product Sales, Net.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (303) 464-3222 or Andrew Dickinson, the Company’s General Counsel, at (303) 410-3218 should you wish to discuss the contents of this letter.
Sincerely,
/s/ Joseph L. Turner
Joseph L. Turner
Senior Vice President, Finance and Chief Financial Officer